NEWS RELEASE

EMX Executes Agreement to Sell the Guldgruvan Cobalt Project in Sweden to Boreal

Vancouver, British Columbia, February 9, 2018 (TSX Venture: EMX; NYSE American: EMX) – EMX Royalty Corporation (the “Company” or “EMX”) is pleased to announce the execution of a purchase agreement (the “Agreement”) for the Guldgruvan cobalt project in Sweden (the “Project”) with Boreal Energy Metals Corporation (“BEMC”), a newly created and wholly owned subsidiary of Boreal Metals Corporation (“Boreal”) (TSX Venture: BMX). The Agreement provides EMX with immediate share equity in BEMC, a 3% NSR royalty on the Project, and annual advance royalty payments. The Guldgruvan Project is located in Sweden’s Los mining district, a significant historic producer of cobalt and nickel. The Los District was a key source of cobalt locally used for pigments in the 17th and 18th centuries, and is the discovery locality of nickel. Please see www.emxroyalty.com for more information.

Commercial Terms Overview. Pursuant to the Agreement, the Guldgruvan nr 101 license will be transferred to BEMC in exchange for the issuance of shares of BEMC, a royalty interest on the Project, and other considerations according to the terms described below (all dollar amounts in USD, unless otherwise noted):

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At closing, BEMC will issue to EMX that number of common shares of BEMC that represents a 5.9% equity ownership in BEMC. BEMC will have the continuing obligation to issue additional shares of BEMC to EMX to maintain its 5.9% interest, at no additional cost to EMX, until BEMC has raised CDN $3,000,000 in equity. Thereafter, EMX will have the right to participate pro-rata in future financings at its own cost to maintain its 5.9% interest in BEMC.

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EMX will receive an uncapped 3% net smelter return (“NSR”) royalty on the Project. Within five years of the closing date, BEMC has the right to buy down up to 1% of the royalty owed to EMX (leaving EMX with a 2% NSR) by paying EMX $2,500,000 in cash and shares of BEMC.

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EMX will receive annual advance royalty (“AAR”) payments of $20,000 commencing on the second anniversary of the closing, with each AAR payment increasing by $5,000 per year until reaching $60,000 per year. Once reaching $60,000, AAR payments will be adjusted each year according to the Consumer Price Index (as published by the U.S. Department of Labor, Bureau of Labor Statistics).

•	EMX will also be reimbursed for its acquisition costs and previous expenditures on the Project.
•	The issuance of BEMC shares to EMX, as set forth in the Agreement, is subject to TSX Venture Exchange approval.

Project Overview. The 2,383 hectare Guldgruvan nr 101 license covers the historic Los Cobalt Mine, one of the better known historic cobalt producers in the region, and is also the site where nickel was first discovered and recognized as an element in 17511. The Project contains multiple historic mining areas with underground workings, test pits and shallow drill holes. Cobalt, copper, and nickel were mined on the property from the 1600’s through the 1750’s. In addition to these metals, gold, silver, zinc, and lead are also present in zones of mineralization. Guldgruvan, like other EMX and Boreal projects in the region, has seen only limited modern exploration.

1 Cronstedt, Axel F. (1754). "Fortsättning af rön och försök, Gjorde Med en Malm-art från Los Kobolt Grufvor". Kongl. Svenska Veenskapas Academians Handlingar. 15: 38–45.

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In the Los mining district, cobalt-rich, polymetallic sulfide mineralization occurs as veins and replacement-style mineralization hosted within Proterozoic mafic and felsic metavolcanic and metasedimentary rocks, including carbonate facies. Where carbonate rocks have been mineralized, zones of skarn are commonly developed. The cobalt-bearing occurrences define a series of north-northwest trending zones of mineralization that run parallel to geological contacts, fold axes, and faults. The mineralization is known to extend for at least six kilometers along strike within the license area, and is not constrained at depth.

In addition to cobalt-rich sulfide mineralization, gold mineralization is known to occur on the Guldgruvan property and appears to be spatially associated with shear zones that also display fuschite mineralization (a brilliant green chromium-bearing mica), reminiscent of similar styles of alteration and mineralization seen in many shear zone-hosted lode gold deposits around the world.

The Project is accessible year-round, with infrastructure including paved roads, water and power, as well as skilled labour in nearby municipalities.

The Agreement with BEMC is another example of the execution of EMX’s royalty generation business model. The direct and indirect ownership in BEMC (which includes EMX’s 19.9% position in BEMC’s parent company, Boreal), gives EMX and its shareholders immediate exposure to equity upside, while the royalty interests provide longer term exposure to mineral production revenues and the optionality of continued exploration success and discovery.

Dr. Eric P. Jensen, CPG, a Qualified Person as defined by National Instrument 43-101 and employee of the Company, has reviewed, verified and approved the disclosure of the technical information contained in this news release.

About EMX. EMX leverages asset ownership and exploration insight into partnerships that advance our mineral properties, with EMX receiving pre-production payments and retaining royalty interests. EMX complements its royalty generation initiatives with royalty acquisitions and strategic investments.

For further information contact:

David M. Cole	Scott Close
President and Chief Executive Officer	Director of Investor Relations
Phone: (303) 979-6666	Phone: (303) 973-8585
Email: Dave@EMXroyalty.com	Email: SClose@EMXroyalty.com

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

Forward-Looking Statements
This news release may contain “forward looking statements” that reflect the Company’s current expectations and projections about its future results. These forward-looking statements may include statements regarding perceived merits of properties, exploration results and budgets, mineral reserves and resource estimates, work programs, capital expenditures, timelines, strategic plans, market prices for precious and base metal, or other statements that are not statements of fact. When used in this news release, words such as “estimate,” “intend,” “expect,” “anticipate,” “will”, “believe”, “potential” and similar expressions are intended to identify forward-looking statements, which, by their very nature, are not guarantees of the Company’s future operational or financial performance, and are subject to risks and uncertainties and other factors that could cause the Company’s actual results, performance, prospects or opportunities to differ materially from those expressed in, or implied by, these forward-looking statements. These risks, uncertainties and factors may include, but are not limited to: unavailability of financing, failure to identify commercially viable mineral reserves, fluctuations in the market valuation for commodities, difficulties in obtaining required approvals for the development of a mineral project, increased regulatory compliance costs, expectations of project funding by joint venture partners and other factors.

Suite 501 – 543 Granville Street, Vancouver, British Columbia V6C 1X8, Canada
Tel: (604) 688-6390 Fax: (604) 688-1157
www.emxroyalty.com

Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this news release or as of the date otherwise specifically indicated herein. Due to risks and uncertainties, including the risks and uncertainties identified in this news release, and other risk factors and forward-looking statements listed in the Company’s MD&A for the nine month period that ended on September 30, 2017 (the “MD&A”), and the most recently filed Form 20-F for the year that ended on December 31, 2016, actual events may differ materially from current expectations. More information about the Company, including the MD&A, the 20-F and financial statements of the Company, is available on SEDAR at www.sedar.com and on the SEC’s EDGAR website at www.sec.gov.

Suite 501 – 543 Granville Street, Vancouver, British Columbia V6C 1X8, Canada
Tel: (604) 688-6390 Fax: (604) 688-1157
www.emxroyalty.com